Exhibit 99.1

PRESS RELEASE	Contact: Sergio Vigil González
Adolfo Luna Luna
Grupo Simec, S.A.B. de C.V.
Calzada Lázaro Cárdenas 601
44440 Guadalajara, Jalisco, México
52 55 1165 1025
52 33 3770 6734

GRUPO SIMEC ANNOUNCES RESULTS OF OPERATIONS FOR THE FIRST THREE MONTHS OF 2010

GUADALAJARA, MEXICO, April 28, 2010- Grupo Simec, S.A.B. de C.V. (AMEX: SIM) (“Simec”) announced today its results of operations for the three-month period ended March 31, 2010.

Comparative first quarter 2010 vs. first quarter 2009

Net Sales

Net sales increased 26% to Ps. 6,393 million in the first quarter 2010 compared to Ps. 5,081 million in the same period 2009. Shipments of finished steel products increased 19% to 604 thousand tons in the first quarter 2010 compared to 506 thousand tons in the same period 2009. Total sales outside of Mexico in the first quarter 2010 increased 52% to Ps. 3,380 million compared to Ps. 2,222 million in the same period 2009, while total Mexican sales increased 5% from Ps. 2,859 million in the first quarter 2009 to Ps. 3,013 million in the same period 2010. The increase in sales can be explained due to major shipments during the first quarter 2010, compared to the same period of 2009 (a 98 thousand tons increase). The average price of steel products increased 5.4% in the first quarter 2010 compared with the same period of 2009.

Direct Cost of Sales

Direct cost of sales increased 28% to Ps. 5,269 million in the first quarter 2010 from Ps. 4,111 million in the same period 2009. Direct cost of sales as a percentage of net sales represented 81% in the first quarter 2009 compared to 82% in the same period 2010. The average cost of raw materials used to produce steel products in the first quarter of 2010 increased 7% compared to the same period of 2009.

Marginal Profit

Marginal profit in the first quarter 2010 was Ps. 1,124 million compared to Ps. 970 million in the same period 2009, an increase of 16%. Marginal profit as a percentage of net sales in the first quarter 2010 was 18% compared to 19% in the same period 2009. The increase in marginal profit is due to major shipments of 19% during the first quarter 2010 compared with the same period of 2009.

Operating Expenses

Operating expenses fell 12% to Ps. 512 million in the first quarter 2010 compared to Ps. 585 million in the same period 2009, and represented 8% and 12% of net sales in the first quarter 2010 and the same period of 2009 respectively.

Operating Income

Operating income increased 59% to Ps. 612 million for the first quarter 2010 compared to Ps. 385 million in the same period 2009. Operating income as a percentage of net sales was 10% in the first quarter 2010 compared to 8% in the same period 2009. The increase in operating income is due to major shipments of 19% during the first quarter 2010 compared with the same period of 2009.

Comprehensive Financial Cost

Comprehensive financial cost in the first quarter 2009 represented an income of Ps. 60 million compared with an expense of Ps. 24 million in the same period 2010. Net interest expense was Ps. 4 million in the first quarter 2009 compared with a gain of Ps. 3 million in the same period 2010. At the same time, we registered an exchange gain of Ps. 64 million in the first quarter 2009 compared with an exchange loss of Ps. 27 million in the same period 2010, reflecting a 4.55% revaluation of the peso versus the dollar in the first quarter 2010 compared to the same period of 2009.

Other Expenses (Income) net

The company recorded other income net of Ps. 2 million in the first quarter 2009 compared to other income net of Ps. 10 million in the same period 2010.

Income Taxes

Income Taxes recorded a provision of Ps. 7 million in the first quarter 2009 (including the provision of Ps. 167 million of deferred income taxes) compared to Ps. 21 million in the same period of 2010 (including the benefits of Ps. 2 million of deferred income taxes).

Net Income

As a result of the foregoing, net income increased 31% to Ps. 577 million in the first quarter 2010 from Ps. 440 million in the same period 2009.

Liquidity and Capital Resources

As of March 31, 2010, Simec’s total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes (“MTN’s”) due 1998, or Ps. 3.7 million (accrued interest on March 31, 2010 was U.S. $425,189, or Ps. 5.3 million). As of December 31, 2009, Simec’s total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes (“MTN’s”) due 1998 (accrued interest on December 31, 2009 was U.S. $418,176).

Comparative first quarter 2010 vs fourth quarter 2009

Net Sales

Net sales increased 26% from Ps. 5,056 million in the fourth quarter 2009 to Ps. 6,393 million in the first quarter 2010. Sales in tons of finished steel increased 14% to 604 thousand tons in the first quarter 2010 compared with 531 thousand tons in the fourth quarter 2009. The total sales outside of Mexico for the first quarter 2010 increased 18% to Ps. 3,380 million compared with Ps. 2,864 million for the fourth quarter 2009. Total Mexican sales increased 37% from Ps. 2,192 million in the fourth quarter 2009 to Ps. 3,013 million in the first quarter 2010. Prices of finished products sold in the first quarter 2010 increased 11% compared to the fourth quarter 2009.

Direct Cost of Sales

Direct cost of sales was similar in the fourth quarter 2009 from Ps. 5,279 million to Ps. 5,269 million in the first quarter 2010. With respect to sales, in the first quarter 2010, the direct cost of sales represents 82% compared to 104% for the fourth quarter 2009. The average cost of raw materials used to produce steel products decreased 12% in the first quarter 2010 versus the fourth quarter 2009, primarily as a result of decreases in the price of scrap and certain other raw materials.

Marginal Profit (Loss)

Marginal profit for the first quarter 2010 increased to Ps. 1,124 million compared with the loss profit of Ps. 223 million in the fourth quarter 2009. The marginal profit as a percentage of net sales for the first quarter 2010 was 18% compared with a loss of 4% for the fourth quarter of 2009. The increase in marginal profit is due to the decrease in the cost of raw materials used to produce steel products and increase of shipments.

Operating Expenses

Operating expenses increased to Ps. 512 million in the first quarter 2010 versus Ps. 505 million in the fourth quarter 2009. Operating expenses as a percentage of net sales represented 8% during the first quarter 2010 and 10% the fourth quarter 2009.

Operating Income (Loss)

Operating income was Ps. 612 million in the first quarter 2010 compared to Ps. 728 million of operating loss in the fourth quarter 2009. The operating income as a percentage of net sales in the first quarter 2010 was 10% compared to a operating loss of 14% in the fourth quarter 2009. The increase in operating income is due to the decrease in the cost of raw materials used to produce steel products and the major shipments in the first quarter 2010.

Comprehensive Financial Cost

Comprehensive financial cost for the first quarter 2010 represented an expense of Ps. 24 million compared with an expense of Ps. 38 million for the fourth quarter 2009. Net interest income was Ps. 3 million in the first quarter 2010 compared with Ps. 7 million of net interest income in the fourth quarter 2009. At the same time we registered an exchange loss of Ps. 27 million in the first quarter 2010 compared with an exchange loss of Ps. 45 million in the fourth quarter 2009.

Other Expenses (Income) net

The company recorded other income net of Ps. 10 million in the first quarter 2010 compared with other income net of Ps. 27 million for the fourth quarter 2009.

Income Taxes

Income Taxes for the first quarter 2010 was an expense of Ps. 21 million compared to Ps. 727 million of income for the fourth quarter 2009.

Net Income (Loss)

As a result of the foregoing, net income was Ps. 577 million in the first quarter 2010 compared to Ps. 12 million of net loss in the fourth quarter 2009.

(Millions of pesos)	1Q ‘10	1Q ‘09	4Q ‘09	1Q ‘10 vs 1Q ‘09	1Q ‘10 vs 4Q ‘09
Sales	6,393	5,081	5,056	26%	26%
Cost of Sales	5,269	4,111	5,279	28%	0%
Marginal Profit	1,124	970	(223)	16%	604%
Operating Expenses	512	585	505	(12%)	1%
Operating Income (Loss)	612	385	(728)	59%	184%
EBITDA	870	660	36	32%	2,317%
Net Profit	577	440	(12)	31%	4,908%
Sales outside Mexico	3,380	2,222	2,864	52%	18%
Sales in México	3,013	2,859	2,192	5%	37%
Total sales (tons)	604	506	531	19%	14%

Product	Thousands of tons 1Q ‘10	Millions of pesos 1Q ‘10	Average price per ton 1Q ‘10	Thousands of tons 1Q ‘09	Millions of pesos 1Q ‘09	Average price per ton 1Q ‘09	Thousands of tons 4Q ‘09	Millions of pesos 4Q ‘09	Average price per ton 4Q ‘09
Commercial Profiles	284	2,488	12,203	283	2,412	8,526	236	1,719	7,283
Special Profiles	320	3,905	8,760	223	2,668	11,964	295	3,337	11,313
Total	604	6,393	10,584	506	5,081	10,041	531	5,056	9,522

Any forward-looking information contained herein is inherently subject to various risks, uncertainties and assumptions which, if incorrect, may cause actual results to vary materially from those anticipated, expected or estimated. The company assumes no obligation to update any forward-looking information contained herein.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
AT MARCH 31 OF 2010 AND 2009
(thousands of Mexican pesos)

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
s01	TOTAL ASSETS	27,449,233	100	31,722,335	100

s02	CURRENT ASSETS	13,321,144	49	14,017,052	44
s03	CASH AND SHORT-TERM INVESTMENTS	1,915,544	7	922,014	3
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	3,407,404	12	3,244,705	10
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE	1,488,539	5	828,807	3
s06	INVENTORIES	6,245,142	23	8,672,727	27
s07	OTHER CURRENT ASSETS	264,515	1	348,799	1
s08	LONG-TERM	0	0	0	0
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
s11	OTHER INVESTMENTS	0	0	0	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	9,587,893	35	10,338,885	33
s13	LAND AND BUILDINGS	3,722,224	14	3,751,091	12
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	12,869,908	47	12,955,284	41
s15	OTHER EQUIPMENT	232,483	1	231,082	1
s16	ACCUMULATED DEPRECIATION	7,627,548	28	7,066,745	22
s17	CONSTRUCTION IN PROGRESS	390,826	1	468,173	1
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	4,398,698	16	7,244,175	23
s19	OTHER ASSETS	141,498	1	122,223	0

s20	TOTAL LIABILITIES	7,092,796	100	9,649,026	100

s21	CURRENT LIABILITIES	4,291,458	61	5,219,041	54
s22	SUPPLIERS	2,303,126	32	3,090,763	32
s23	BANK LOANS	0	0	9,316	0
s24	STOCK MARKET LOANS	3,764	0	4,295	0
s103	OTHER LOANS WITH COST	774,315	11	293,883	3
s25	TAXES PAYABLE	181,507	3	341,726	4
s26	OTHER CURRENT LIABILITIES WITHOUT COST	1,028,746	15	1,479,058	15
s27	LONG-TERM LIABILITIES	0	0	0	0
s28	BANK LOANS	0	0	0	0
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS WITH COST	0	0	0	0
s31	DEFERRED LIABILITIES	0	0	0	0
s32	OTHER NON-CURRENT LIABILITIES WITHOUT COST	2,801,338	39	4,429,985	46

s33	CONSOLIDATED STOCKHOLDERS’ EQUITY	20,356,437	100	22,073,309	100

s34	MINORITY INTEREST	2,101,638	10	3,202,784	15
s35	MAJORITY INTEREST	18,254,799	90	18,870,525	85
s36	CONTRIBUTED CAPITAL	8,350,900	41	8,350,900	38
S79	CAPITAL STOCK	4,142,696	20	4,142,696	19
s39	PREMIUM ON ISSUANCE OF SHARES	4,208,204	21	4,208,204	19
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	9,903,899	49	10,519,625	48
s42	RETAINED EARNINGS AND CAPITAL RESERVES	9,645,761	47	10,052,853	46
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	258,138	1	466,772	2
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(thousands of Mexican pesos)

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
s03	CASH AND SHORT-TERM INVESTMENTS	1,915,544	100	922,014	100
s46	CASH	972,927	51	664,976	72
s47	SHORT-TERM INVESTMENTS	942,617	49	257,038	28

s07	OTHER CURRENT ASSETS	264,515	100	348,799	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	264,515	100	348,799	100

s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	4,398,698	100	7,244,175	100
s48	DEFERRED EXPENSES	2,591,121	59	3,050,094	42
s49	GOODWILL	1,798,293	41	4,166,160	58
s51	OTHER	9,284	0	27,921	0

s19	OTHER ASSETS	141,498	100	122,223	100
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	0	0	0	3
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	141,498	100	122,223	100

s21	CURRENT LIABILITIES	4,291,458	100	5,219,041	100
s52	FOREIGN CURRENCY LIABILITIES	2,863,780	67	2,853,313	55
s53	MEXICAN PESOS LIABILITIES	1,427,678	33	2,365,728	45

s26	OTHER CURRENT LIABILITIES WITHOUT COST	1,028,746	100	1,479,058	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	211,104	21	445,808	30
s89	INTEREST LIABILITIES	5,300	1	5,917	0
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	812,342	79	1,027,333	69

s27	LONG-TERM LIABILITIES	0	0	0	0
s59	FOREIGN CURRENCY LIABILITIES	0	0	0	0
s60	MEXICAN PESOS LIABILITIES	0	0	0	0

s31	DEFERRED LIABILITIES	0	0	0	0
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0

s32	OTHER NON CURRENT LIABILITIES WITHOUT COST	2,801,338	100	4,429,985	100
s66	DEFERRED TAXES	2,798,898	97	4,359,169	98
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	31,852	1	31,484	1
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	59,588	2	39,332	1

s79	CAPITAL STOCK	4,142,696	100	4,142,696	100
s37	CAPITAL STOCK (NOMINAL)	2,420,230	58	2,420,230	58
s69	RESTATEMENT OF CAPITAL STOCK	1,722,466	42	1,722,466	42

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(thousands of Mexican pesos)

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	9,645,761	100	10,052,853	100
s93	LEGAL RESERVE	0	0	0	0
s43	RESERVE FOR REPURCHASE OF SHARES	200,612	2	200,612	2
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	8,875,093	92	9,307,346	93
s45	NET INCOME FOR THE YEAR	570,056	6	544,895	5

s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	258,138	100	466,772	100
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	0	0
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	405,914	157	787,753	169
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL
	INSTRUMENTS	(147,776)	(57)	(320,981)	(69)
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	0	0
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.

BALANCE SHEETS
OTHER CONCEPTS
(thousands of Mexican pesos)

REF S	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		AMOUNT	AMOUNT

S72	WORKING CAPITAL	9,029,686	8,798,011
S73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
S74	EXECUTIVES (*)	55	60
S75	EMPLOYERS (*)	1,539	1,687
S76	WORKERS (*)	2,787	2,517
S77	COMMON SHARES (*)	497,709,214	497,709,214
S78	REPURCHASED SHARES (*)	0	0
S101	RESTRICTED CASH	0	0
S102	NET DEBT OF NON CONSOLIDATED COMPANIES	770,229	286,634

(*) THESE ITEMS SHOULD BE EXPRESSED IN UNITS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.

STATEMENTS OF INCOME
FROM JANUARY 1 TO MARCH 31 OF 2010 AND 2009
(thousands of Mexican pesos)

REF R	CATEGORIES	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
r01	NET SALES	6,392,994	100	5,080,641	100
r02	COST OF SALES	5,268,797	82	4,110,730	81
r03	MARGINAL PROFIT	1,124,197	18	969,911	19
r04	OPERATING EXPENSES	512,081	8	585,282	12
r05	OPERATING INCOME	612,116	10	384,629	8
r08	OTHER INCOME AND (EXPENSE), NET	10,229	0	1,852	0
r06	COMPREHENSIVE FINANCING RESULT	(24,346)	0	59,925	1
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
r48	NON ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES	597,999	9	446,406	9
r10	INCOME TAXES	20,534	0	6,734	0
r11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	577,465	9	439,672	9
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	NET CONSOLIDATED INCOME	577,465	9	439,672	9
r19	NET INCOME OF MINORITY INTEREST	7,409	0	(105,223)	(2)
r20	NET INCOME OF MAJORITY INTEREST	570,056	9	544,895	11

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.

STATEMENTS OF INCOME
BREAKDOWN OF MAIN CONCEPTS
(thousands of Mexican pesos)

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
r01	NET SALES	6,392,994	100	5,080,641	100
r21	DOMESTIC	3,012,812	47	2,859,092	56
r22	FOREIGN	3,380,182	53	2,221,549	44
r23	TRANSLATED INTO DOLLARS (***)	268,472		153,510

r08	OTHER INCOME AND (EXPENSE), NET	10,229	100	1,852	100
r49	OTHER INCOME AND (EXPENSE), NET	10,229	100	1,852	100
r34	EMPLOYEES’ PROFIT SHARING EXPENSES	0	0	0	0
r35	DEFERRED EMPLOYEES’ PROFIT SHARING	0	0	0	0

r06	COMPREHENSIVE FINANCING RESULT	(24,346)	100	59,925	100
r24	INTEREST EXPENSE	0	0	13,478	22
r42	GAIN (LOSS) ON RESTATEMENT OF UDI’S	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	2,580	(11)	9,795	16
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS), NET	(26,926)	111	63,608	106
r28	RESULT FROM MONETARY POSITION	0	0	0	0

r10	INCOME TAXES	(20,534)	100	6,734	100
r32	INCOME TAX	22,231	108	-160,109	(2,378)
r33	DEFERRED INCOME TAX	(1,697)	(8)	166,843	2,478

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.

STATEMENTS OF INCOME
OTHER CONCEPTS
(thousands of Mexican pesos)

REF R	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		AMOUNT	AMOUNT

r36	TOTAL SALES	6,593,212	5,233,819
r37	TAX RESULT FOR THE YEAR	0	0
r38	NET SALES (**)	20,645,867	32,977,894
r39	OPERATION INCOME (**)	501,313	2,621,628
r40	NET INCOME OF MAJORITY INTEREST (**)	918,154	1,868,159
r41	NET CONSOLIDATED INCOME (**)	1,294,351	1,748,131
r47	OPERATIVE DEPRECIATION AND AMORTIZATION	258,484	274,917

(**) RESTATED INFORMATION FOR THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME
FROM JANUARY 1 TO MARCH 31 OF 2010 AND 2009
(thousands of Mexican pesos)

REF R	CATEGORIES	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
r01	NET SALES	6,392,994	100	5,080,641	100
r02	COST OF SALES	5,268,797	82	4,110,730	81
r03	MARGINAL PROFIT	1,124,197	18	969,911	19
r04	OPERATING EXPENSES	512,081	8	585,282	12
r05	OPERATING INCOME	612,116	10	384,629	8
r08	OTHER INCOME AND (EXPENSE), NET	10,229	0	1852	0
r06	COMPREHENSIVE FINANCING RESULT	(24,346)	0	59,925	1
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
r48	NON ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES	597,999	9	446,406	9
r10	INCOME TAXES	20,534	0	6,734	0
r11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	577,465	9	439,672	9
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	NET CONSOLIDATED INCOME	577,465	9	439,672	9
r19	NET INCOME OF MINORITY INTEREST	7,409	0	(105,223)	(2)
r20	NET INCOME OF MAJORITY INTEREST	570,056	9	544,895	11

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME
BREAKDOWN OF MAIN CONCEPTS
(thousands of Mexican pesos)

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
		AMOUNT	%	AMOUNT	%
rt01	NET SALES	6,392,994	100	5,080,641	100
rt21	DOMESTIC	3,012,812	47	2,859,092	56
rt22	FOREIGN	3,380,182	53	2,221,549	44
rt23	TRANSLATED INTO DOLLARS (***)	268,472		153,510

rt08	OTHER INCOME AND (EXPENSE), NET	10,229	100	1,852	100
rt49	OTHER INCOME AND (EXPENSE), NET	10,229	100	1,852	100
rt34	EMPLOYEES’ PROFIT SHARING EXPENSES	0	15	0	0
rt35	DEFERRED EMPLOYEES’ PROFIT SHARING	0	0	0	0

rt06	COMPREHENSIVE FINANCING RESULT	(24,346)	100	59,925	100
rt24	INTEREST EXPENSE	0	8	13,478	22
rt42	GAIN (LOSS) ON RESTATEMENT OF UDI’S	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	2,580	(11)	9,795	16
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE GAIN (LOSS), NET	(26,926)	111	63,608	106
rt28	RESULT FROM MONETARY POSITION	0	0	0	0

rt10	INCOME TAXES	20,534	100	6,734	100
rt32	INCOME TAX	22,231	108	(160,109)	(2,378)
rt33	DEFERRED INCOME TAX	(1,697)	(.8)	166,843	2,478

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME
OTHER CONCEPTS
(thousands of Mexican pesos)

REF RT	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		AMOUNT	AMOUNT
rt47	OPERATIVE DEPRECIATION AND AMORTIZATION	258,484	274,917

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.

STATE OF CASH FLOW DIRECT METHOD)
FROM JANUARY 1 TO MARCH 31 OF 2010 AND 2009
(thousands of pesos)

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		AMOUNT	AMOUNT

	ACTIVITIES OF OPERATION
e01	INCOME (LOSS) BEFORE INCOME TAXES	597,999	446,406
e02	+ (-) ITEMS NOT REQUIRING CASH	0	0
e03	+ (-) ITEMS RELATED TO INVESTING ACTIVITIES	254,616	280,990
e04	+ (-) ITEMS RELATED TO FINANCING ACTIVITIES	0	13,478
e05	CASH FLOW BEFORE INCOME TAX	852,615	740,874
e06	CASH FLOW PROVIDED OR USED IN OPERATION	(896,490)	(332,336)
e07	CASH FLOW PROVIDED OF OPERATING ACTIVITIES	(43,875)	408,538
	INVESTMENT ACTIVITIES
e08	NET CASH FLOW FROM INVESTING ACTIVITIES	(51,918)	(81,105)
e09	CASH FLOW AFTER INVESTING ACTIVITIES	(95,793)	327,433
	FINANCING ACTIVITIES
e10	NET CASH FROM FINANCING ACTIVITIES	63,607	19,212
e11	NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(32,186)	346,645
e12	TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS	(1,170)	(1,372)
e13	CASH AND CASH EQUIVALENTS AT THE BEGINNING OF PERIOD	1,948,900	576,741
e14	CASH AND CASH EQUIVALENTS AT THE END OF PERIOD	1,915,544	922,014

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.

STATE OF CASH FLOW (INDIRECT METHOD)
BREAKDOWN OF MAIN CONCEPTS
(thousands of pesos)

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		AMOUNT	AMOUNT
e02	+ (-) ITEMS NOT REQUIRING CASH	0	0
e15	+ ESTIMATES FOR THE PERIOD	0	0
e16	+ PROVISIONS FOR THE PERIOD	0	0
e17	+ (-) OTHER UNREALIZED ITEMS	0	0

e03	+ (-) ITEMS RELATED TO INVESTING ACTIVITIES	254,616	280,990
e18	+ DEPRECIATION AND AMORTIZATION FOR THE PERIOD	258,484	274,917
e19	(-) + GAIN OR LOSS ON SALE PROPERTY, PLANT AND EQUIPMENT	0	0
e20	+ IMPAIRMENT LOSS	0	0
e21	(-) + EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES	0	0
e22	(-) DIVIDENDS RECEIVED	0	0
e23	(-) INTEREST INCOME	(2,580)	(9,795)
e24	(-) + OTHER ITEMS	(1,288)	15,868

e04	+ (-) ITEMS RELATED TO FINANCING ACTIVITIES	0	13,478
e25	+ ACCRUED INTEREST	0	13,478
e26	+ (-) OTHER ITEMS	0	0

e06	CASH FLOW PROVIDED OR USED IN OPERATION	(896,490)	(332,336)
e27	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	(1,396,044)	(291,139)
e28	+ (-) DECREASE (INCREASE) IN INVENTORIES	337,077	(572,509)
e29	+ (-)DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLES	(25,282)	(408,381)
e30	+ (-) INCREASE DECREASE IN SUPPLIERS	430,017	(485,559)
e31	+ (-)INCREASE DECREASE IN OTHER LIABILITIES	(215,527)	454,235
e32	+ (-) INCOME TAXES PAID OR RETURNED	(26,731)	(174,001)

e08	NET CASH FLOW FROM INVESTING ACTIVITIES	(51,918)	(81,005)
e33	(-) PERMANENT INVESTMENT IN SHARES	0	0
e34	+ DISPOSITION OF PERMANENT INVESTMENT IN SHARES	0	0
e35	(-) INVESTMENT IN PROPERTY PLANT AND EQUIPMENT	(54,498)	(90,900)
e36	+ SALE OF PROPERTY PLANT AND EQUIPMENT	0	0
e37	(-) INVESTMENT IN INTANGIBLE ASSETS	0	0
e38	+ DISPOSITION OF INTANGIBLE ASSETS	0	0
e39	+ OTHER PERMANENT INVESTMENTS	0	0
e40	+ DISPOSITION OF OTHER PERMANENT INVESTMENTS	0	0
e41	+ DIVIDEND RECEIVED	0	0
e42	+ INTEREST RECEIVED	2,580	9,795
e43	+ (-) DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
e44	+ (-) OTHER ITEMS	0	0

e10	NET CASH FROM FINANCING ACTIVITIES	63,607	19,212
e45	+ BANK FINANCING	0	0
e46	+ STOCK MARKET FINANCING	0	0
e47	+ OTHER FINANCING	63,607	0
e48	(-) BANK FINANCING AMORTIZATION	0	0
e49	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
e50	(-) OTHER FINANCING AMORTIZATION	0	0
e51	+ (-) INCREASE (DECREASE ) IN CAPITAL STOCK	0	0
e52	(-) DIVIDENDS PAID	0	0
e53	+ PREMIUM ON ISSUANCE OF SHARES	0	0
e54	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
e55	(-) INTEREST EXPENSE	0	(6,885)
e56	(-) REPURCHASE OF SHARES	0	0
e57	+ (-) OTHER ITEMS	0	26,097

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.

DATE PER SHARE
CONSOLIDATED

REF D	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR

d01	BASIC PROFIT PER ORDINARY SHARE (**)	$ 2.60	$ 3.56
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$ 0.00	$ 0.00
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**)	$ 2.60	$ 3.56
d05	DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**)	$ 0.00	$ 0.00
d08	CARRYING VALUE PER SHARE	$36.68	$37.91
d09	CASH DIVIDEND ACCUMULATED PER SHARE	0.00	$ 0.00
d10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
d11	MARKET PRICE TO CARRYING VALUE	0.99 times	0.54 times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE	13.95 times	5.77 times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATE PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.

RATIOS
CONSOLIDATED

REF P	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR

	YIELD
p01	NET INCOME TO NET SALES	9.03%	8.65%
p02	NET INCOME TO STOCKHOLDERS’ EQUITY (**)	6.36%	7.92%
p03	NET INCOME TO TOTAL ASSETS (**)	4.72%	5.51%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00%	0.00%
p05	INCOME DUE TO MONETARY POSITION TO NET INCOME	0.00%	0.00%

	ACTIVITY
p06	NET SALES TO NET ASSETS (**)	0.75 times	1.04 times
p07	NET SALES TO FIXED ASSETS (**)	2.15 times	3.19 times
p08	INVENTORIES TURNOVER (**)	2.89 times	3.21 times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	42 days	50 days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	1.25%	8.39%

	LEVERAGE
p11	TOTAL LIABILITIES TO TOTAL ASSETS	25.84%	30.42%
p12	TOTAL LIABILITIES TO STOCKHOLDERS’ EQUITY	0.35 times	0.44 times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	40.38%	29.57%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00%	0.00%
p15	OPERATING INCOME TO INTEREST PAID	0 times	28.54 times
p16	NET SALES TO TOTAL LIABILITIES (**)	2.91 times	3.42 times

	LIQUIDITY
p17	CURRENT ASSETS TO CURRENT LIABILITIES	3.10 times	2.69 times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.65 times	1.02 times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	1.88 times	1.45 times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	44.64%	17.67%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.

DIRECTOR REPORT

CONSOLIDATED

Comparative first quarter 2010 vs. first quarter 2009

Net Sales

Net sales increased 26% to Ps. 6,393 million in the first quarter 2010 compared to Ps. 5,081 million in the same period 2009. Shipments of finished steel products increased 19% to 604 thousand tons in the first quarter 2010 compared to 506 thousand tons in the same period 2009. Total sales outside of Mexico in the first quarter 2010 increased 52% to Ps. 3,380 million compared to Ps. 2,222 million in the same period 2009, while total Mexican sales increased 5% from Ps. 2,859 million in the first quarter 2009 to Ps. 3,013 million in the same period 2010. The increase in sales can be explained due to major shipments during the first quarter 2010, compared to the same period of 2009 (a 98 thousand tons increase). The average price of steel products increased 5.4% in the first quarter 2010 compared with the same period of 2009.

Direct Cost of Sales

Direct cost of sales increased 28% to Ps. 5,269 million in the first quarter 2010 from Ps. 4,111 million in the same period 2009. Direct cost of sales as a percentage of net sales represented 81% in the first quarter 2009 compared to 82% in the same period 2010. The average cost of raw materials used to produce steel products in the first quarter of 2010 increased 7% compared to the same period of 2009.

Marginal Profit

Marginal profit in the first quarter 2010 was Ps. 1,124 million compared to Ps. 970 million in the same period 2009, an increase of 16%. Marginal profit as a percentage of net sales in the first quarter 2010 was 18% compared to 19% in the same period 2009. The increase in marginal profit is due to major shipments of 19% during the first quarter 2010 compared with the same period of 2009.

Operating Expenses

Operating expenses fell 12% to Ps. 512 million in the first quarter 2010 compared to Ps. 585 million in the same period 2009, and represented 8% and 12% of net sales in the first quarter 2010 and the same period of 2009 respectively.

Operating Income

Operating income increased 59% to Ps. 612 million for the first quarter 2010 compared to Ps. 385 million in the same period 2009. Operating income as a percentage of net sales was 10% in the first quarter 2010 compared to 8% in the same period 2009. The increase in operating income is due to major shipments of 19% during the first quarter 2010 compared with the same period of 2009.

Comprehensive Financial Cost

Comprehensive financial cost in the first quarter 2009 represented an income of Ps. 60 million compared with an expense of Ps. 24 million in the same period 2010. Net interest expense was Ps. 4 million in the first quarter 2009 compared with a gain of Ps. 3 million in the same period 2010. At the same time, we registered an exchange gain of Ps. 64 million in the first quarter 2009 compared with an exchange loss of Ps. 27 million in the same period 2010, reflecting a 4.55% revaluation of the peso versus the dollar in the first quarter 2010 compared to the same period of 2009.

Other Expenses (Income) net

The company recorded other income net of Ps. 2 million in the first quarter 2009 compared to other income net of Ps. 10 million in the same period 2010.

Income Taxes

Income Taxes recorded a provision of Ps. 7 million in the first quarter 2009 (including the provision of Ps. 167 million of deferred income taxes) compared to Ps. 21 million in the same period of 2010 (including the benefits of Ps. 2 million of deferred income taxes).

Net Income

As a result of the foregoing, net income increased 31% to Ps. 577 million in the first quarter 2010 from Ps. 440 million in the same period 2009.

Liquidity and Capital Resources

As of March 31, 2010, Simec’s total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes (“MTN’s”) due 1998, or Ps. 3.7 million (accrued interest on March 31, 2010 was U.S. $425,189, or Ps. 5.3 million). As of December 31, 2009, Simec’s total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes (“MTN’s”) due 1998 (accrued interest on December 31, 2009 was U.S. $418,176).

Comparative first quarter 2010 vs fourth quarter 2009

Net Sales

Net sales increased 26% from Ps. 5,056 million in the fourth quarter 2009 to Ps. 6,393 million in the first quarter 2010. Sales in tons of finished steel increased 14% to 604 thousand tons in the first quarter 2010 compared with 531 thousand tons in the fourth quarter 2009. The total sales outside of Mexico for the first quarter 2010 increased 18% to Ps. 3,380 million compared with Ps. 2,864 million for the fourth quarter 2009. Total Mexican sales increased 37% from Ps. 2,192 million in the fourth quarter 2009 to Ps. 3,013 million in the first quarter 2010. Prices of finished products sold in the first quarter 2010 increased 11% compared to the fourth quarter 2009.

Direct Cost of Sales

Direct cost of sales was similar in the fourth quarter 2009 from Ps. 5,279 million to Ps. 5,269 million in the first quarter 2010. With respect to sales, in the first quarter 2010, the direct cost of sales represents 82% compared to 104% for the fourth quarter 2009. The average cost of raw materials used to produce steel products decreased 12% in the first quarter 2010 versus the fourth quarter 2009, primarily as a result of decreases in the price of scrap and certain other raw materials.

Marginal Profit (Loss)

Marginal profit for the first quarter 2010 increased to Ps. 1,124 million compared with the loss profit of Ps. 223 million in the fourth quarter 2009. The marginal profit as a percentage of net sales for the first quarter 2010 was 18% compared with a loss of 4% for the fourth quarter of 2009. The increase in marginal profit is due to the decrease in the cost of raw materials used to produce steel products and increase of shipments.

Operating Expenses

Operating expenses increased to Ps. 512 million in the first quarter 2010 versus Ps. 505 million in the fourth quarter 2009. Operating expenses as a percentage of net sales represented 8% during the first quarter 2010 and 10% the fourth quarter 2009.

Operating Income (Loss)

Operating income was Ps. 612 million in the first quarter 2010 compared to Ps. 728 million of operating loss in the fourth quarter 2009. The operating income as a percentage of net sales in the first quarter 2010 was 10% compared to a operating loss of 14% in the fourth quarter 2009. The increase in operating income is due to the decrease in the cost of raw materials used to produce steel products and the major shipments in the first quarter 2010.

Comprehensive Financial Cost

Comprehensive financial cost for the first quarter 2010 represented an expense of Ps. 24 million compared with an expense of Ps. 38 million for the fourth quarter 2009. Net interest income was Ps. 3 million in the first quarter 2010 compared with Ps. 7 million of net interest income in the fourth quarter 2009. At the same time we registered an exchange loss of Ps. 27 million in the first quarter 2010 compared with an exchange loss of Ps. 45 million in the fourth quarter 2009.

Other Income (Expenses), Net

The company recorded other income net of Ps. 10 million in the first quarter 2010 compared with other income net of Ps. 27 million for the fourth quarter 2009.

Income Taxes

Income Taxes for the first quarter 2010 was an expense of Ps. 21 million compared to Ps. 727 million of income for the fourth quarter 2009.

Net Income (Loss)

As a result of the foregoing, net income was Ps. 577 million in the first quarter 2010 compared to Ps. 12 million of net loss in the fourth quarter 2009.

(Millions of pesos)	1Q ‘10	1Q ‘09	4Q ‘09	1Q ‘10 vs 1Q ‘09	1Q ‘10 vs 4Q ‘09
Sales	6,393	5,081	5,056	26%	26%
Cost of Sales	5,269	4,111	5,279	28%	0%
Marginal Profit (Loss)	1,124	970	(223)	16%	604%
Operating Expenses	512	585	505	(12%)	1%
Operating Income (Loss)	612	385	(728)	59%	184%
EBITDA	870	660	36	32%	2,317%
Net Income (Loss)	577	440	(12)	31%	4,908%
Sales outside Mexico	3,380	2,222	2,864	52%	18%
Sales in México	3,013	2,859	2,192	5%	37%
Total sales (tons)	604	506	531	19%	14%

Product	Thousands of tons 1Q ‘10	Millions of pesos 1Q ‘10	Average price per ton 1Q ‘10	Thousands of tons 1Q ‘09	Millions of pesos 1Q ‘09	Average price per ton 1Q ‘09	Thousands of tons 4Q ‘09	Millions of pesos 4Q ‘09	Average price per ton 4Q ‘09
Commercial Profiles	284	2,488	12,203	283	2,412	8,526	236	1,719	7,283
Special Profiles	320	3,905	8,760	223	2,668	11,964	295	3,337	11,313
Total	604	6,393	10,584	506	5,081	10,041	531	5,056	9,522

Any forward-looking information contained herein is inherently subject to various risks, uncertainties and assumptions which, if incorrect, may cause actual results to vary materially from those anticipated, expected or estimated. The company assumes no obligation to update any forward-looking information contained herein.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.

FINANCIAL STATEMENT NOTES

CONSOLIDATED

(1) Operations preparation bases and summary of significant accounting policies:

Grupo Simec, S.A. de C.V. and its Subsidiaries (“the Company”) are subsidiaries of Industrias CH, S.A. de C.V. (“ICH”), and their main activities consist of the manufacturing and sale of steel products primarily destined for the construction sector of Mexico and other countries.

Significant accounting policies and practices followed by the Companies which affect the principal captions of the financial statements are described below:

a. Financial statement presentation – Below is a summary of the most significant accounting policies and practices used in the preparation of the consolidated financial statements, in conformity with Mexican Financial Reporting Standards (MFRS), which include Bulletins and Circulars issued by the Accounting Principles Commission (CPC) of the Mexican Institute of Public Accountants (IMCP) which have not been amended, replaced or abrogated by MFRS issued by the Mexican Financial Reporting Standards Research and Development Board (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C. (CINIF)

b. All significant intercompany balances and transactions have been eliminated in consolidation.

c. Cash and cash equivalents – The Company considers short-term investments with original maturities not greater than three months to be cash equivalent. Cash equivalents include temporary investments and Mexican Government Treasury Bonds, and are stated at market value, which approximates cost plus earned interest. Any increase in market value is credited to operations for the period.

d. Inventories – Domestic subsidiaries’ inventories are recorded initially at average cost under the direct costing system. Foreign subsidiaries’ inventories are valued on a last-in, first-out (LIFO). For translation effects into MFRS the inventories have been adjusted from LIFO to average cost under the direct costing system.

Billet finished goods and work in process, raw materials and materials, supplies and rollers - At the average cost.

The Company presents as non-current inventories the rollers and spare parts, which according to historical data and production trends will not be used within a one-year period.

e. Derivative financial instruments – During 2010, 2009 and 2008 the Company used derivative financial instruments for hedging risks associated with natural gas prices for which it conducted studies on historical consumption, future requirement and commitments acquired, thus diminishing its exposure to risks other than its normal operating risks.

To mitigate the risks associated with changes in natural gas prices occurring naturally as a result of the supply and demand on international markets, the Company uses natural gas cash-flow exchange contracts or natural gas swaps to offset fluctuations in the price of natural gas, whereby the Company receives a floating price and pays a fixed price. Fluctuations in natural gas prices from volumes consumed are recognized as part of the Company’s operating cost.

The fair value of these assets or liabilities is restated at the end of each month based on the new estimate. The Company periodically evaluates the changes in cash flows of the derivative instrument to analyze if the swaps are highly effective for mitigating the exposure to natural gas price fluctuations. A hedge instrument is considered to be highly effective when changes in its fair value or cash flows of the primary position are compensated on a regular or cumulatively basis, by changes in fair value or cash flows of the hedging instrument in a range between 80% and 125%. In 2010, 2009 and 2008 the fair value of derivatives that did not qualify for hedge accounting was adjusted through Statement of Income. For the derivatives that qualified for hedge accounting their fair value was adjusted through the Stockholders’ equity in the caption Fair value of derivative financial instruments until such time as the related item the derivative hedges is recognized in income. At that time, the fair value included in Stockholders’ equity is also recognized in income. The Company is using derivative financial instruments for hedging risks associated with natural gas prices and conducted studies on historical consumption, future requirements and commitments; thus it avoided exposure to risks other than the normal operating risks. Management of the Company examines its financial risks by continually analyzing price, credit and liquidity risks.

f. Property, plant and equipment – Property, plant and equipment of domestic origin are restated by using factors derived from The National Consumer Price Index (“NCPI”) from the date of their acquisition, and imported machinery and equipment are restated by applying devaluation and inflation factors of the country of origin, until December 31, 2007. Depreciation recorded in the consolidated statement of income (loss) is computed based upon the estimated useful life and the restated cost of each asset. In addition, Financial expense incurred during the construction period is capitalized as construction in progress. The estimated useful lives of assets as of March 31, 2010 are as follows:

Years
Buildings	15 to 50
Machinery and equipment	10 to 40
Buildings and improvements (Republic)	10 to 25
Land improvements (Republic)	5 to 25
Machinery and equipment (Republic)	5 to 20

g. Other assets – Organization and pre-operating expenses are capitalized and their amortization is calculated by the straight-line method over a period of 20 years.

h. Seniority premiums and severance payments – According to Federal Labor Law, employees are entitled to seniority premiums after fifteen years or more of services. These premiums are recognized as expenses in the years in which the services are rendered, using actuarial calculations based on the projected unit credit method, and since 1996 by applying real interest and salary increases.

Any other payments to which employees may be entitled in case of separation, disability or death, are charged to operations in the period in which they become payable.

i. Pension plan – Until 1995, the Company provided pension benefits for all personnel with a minimum of 10 years of service and 35 years of age. The Company had established an irrevocable trust for its contributions, which were based on actuarial calculations. In December 1995, the board of directors of the Company, in agreement with the trade union, discontinued these benefits and related contributions to the trust fund. This decision was made because of the new Mexican pension fund system, Administradoras de Fondos para el Retiro, which establishes similar benefits for the employees. The balance of the trust fund will be applied to the retirement benefits of qualifying employees until the fund is exhausted due to the irrevocable status of the fund.

The Company does not have any contractual obligation regarding the payment of pensions of retirements.

j. Income taxes – In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, “Accounting for Income and Asset Taxes and Employee Profit Sharing”, which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years.

The Company and its subsidiaries are included in the consolidated tax returns of the company’s parent.

k. Foreign currency transactions and exchange differences – All transactions in foreign currency are recorded at the exchange rates prevailing on the date of their execution or liquidation. Foreign currency denominated assets and liabilities are translated at the exchange rates prevailing at the balance sheet date. Any exchange differences incurred with regard to assets or liabilities denominated in foreign currency are charged to operations of the period and are included in financial income (expense) in the accompanying consolidated statements of income (loss).

For consolidation purposes, the financial statements of the foreign subsidiaries, were translated into pesos in conformity with Mexican accounting Bulletin MFRS B-15, Transactions in Foreign Currency.

The first step in the process of conversion of financial information of the operations is the determination of the functional currency, which is in first instance the currency of primary the economic surroundings of the foreign operation; nevertheless, despite the previous thing, the functional currency can differ from the premises or registry, in the measurement that this one does not represent the currency that fundamentally affects the cash flow of the operations abroad. The financial statements of the foreign subsidiaries were turned to Mexican pesos with the following procedure:

– Applying the prevailing exchange rate at the consolidated balance date for monetary assets and liabilities.

– Applying the prevailing historical exchange rate for nonmonetary assets and liabilities and for stockholders’ equity accounts.

– Applying the prevailing the historical exchange rate at the consolidated balance sheet date for revenues and expenses during the reporting period

– The resulting effect of translation, the process of consolidation and to apply the participation method, is recorded in stockholders’ equity under the accumulated effect by conversion forming part of the Comprehensive Income.

l. Geographic concentration of credit risk – The Company sells its products primarily to distributors for the construction industry with no specific geographic concentration. Additionally, no single customer accounted for a significant amount of the Company’s sales, and there were no significant accounts receivable from a single customer or affiliate at March 31, 2010 sales to five customers accounted for approximately 26% of the Republic’s sales. The Company performs evaluations of its customers’ credit histories and establishes and allowance for doubtful accounts based upon the credit risk of specific customers and historical trends.

m. Other income (expenses) – Other income (expenses) shown in the consolidated statements of operations primarily includes other financial operations.

(2) Financial Debt:

As of March 31, 2010, Simec’s total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes (“MTN’s”) due 1998, or Ps. 3.7 million (accrued interest on March 31, 2010 was U.S. $425,189, or Ps. 5.3 million). As of December 31, 2009, Simec’s total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes (“MTN’s”) due 1998 (accrued interest on December 31, 2009 was U.S. $418,176).

(3) Commitments and contingent liabilities:

a. Pacific Steel, Inc. (a wholly-owned subsidiary located in the U.S.A.) has been named in various claims and suits relating to the generation, storage, transport, disposal and cleanup of materials classified as hazardous waste. The Company has accrued approximately Ps. 5,287 (U.S. $424,207) at March 31, 2010, (included in accrued liabilities) relating to these actions; the reduction of this reserve from previous levels reflects clean-up activities undertaken by Simec. Management believes the ultimate liability with respect to this matter will not exceed the amounts that have been accrued.

b. The Company is subject to various other legal proceeding and claims, which have arisen, in the ordinary course of its business. It is the opinion of management that their ultimate resolution will not have a material adverse effect on the Company’s consolidated financial position or consolidated results of operations.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.

RELATIONS OF SHARES INVESTMENTS

CONSOLIDATED

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP
SUBSIDIARIES
Cia Siderurgica de Guadalajara	Production and sales of steel products		99.99
Simec International	Production and sales of steel products		99.99
Arrendadora Simec	Production and sales of steel products		100.00
Undershaft	Sub-Holding		100.00
Pacific Steel	Scrap purchase		100.00
Cia. Siderúrgica del Pacífico	Rent of land		99.99
Coordinadora de Servicios Siderúrgicos de Calidad	Administrative services		100.00
Comercializadora Simec	Sales of steel products		99.99
Industrias del Acero y del Alambre	Sales of steel products		99.99
Procesadora Mexicali	Scrap purchase		99.99
Servicios Simec	Administrative services		100.00
Sistemas de Transporte de Baja California	Freight services		100.00
Operadora de Metales	Administrative services		100.00
Operadora de Servicios Siderúrgicos de Tlaxcala	Administrative services		100.00
Administradora de Servicios Siderúrgicos de Tlaxcala	Administrative services		100.00
Operadora de Servicios de la Industria Siderúrgica	Administrative services		100.00
SimRep	Sub-Holding		50.22
Republic Engineered Products	Production and sales of steel products		50.22
CSG Comercial	Sales of steel products		99.95
Comercializadora de Productos de Aceros de Tlaxcala	Sales of steel products		99.95
Siderúrgica de Baja California	Sales of steel products		99.95
Corporación Aceros DM	Sub-Holding		99.99
Productos Siderurgicos de Tlaxcala	Sales of steel products		100.00
Comercializadora MSAN	Sales of steel products		100.00
Comercializadora Aceros DM	Sales of steel products		100.00
Promotora de Aceros San Luis	Sales of steel products		100.00
Arrendadora Norte de Matamoros	Land		85.00
Procesadora Industrial	Administrative services		99.99
Acero Transporte San	Freight services		100.00
Simec International 2	Production and sales of steel products		99.99
Simec International 3	Production and sales of steel products		99.99
Simec International 4	Production and sales of steel products		99.99
Simec International 5	Production and sales of steel products		99.99
Simec Acero	Sales of steel products		100.00
Simec USA	Sales of steel products		100.00
Pacific Projects	Administrative services		100.00

TOTAL INVESTMENT IN SUBSIDIARIES
ASSOCIATEDS
			0
TOTAL INVESTMENT IN ASSOCIATEDS			0
OTHER PERMANENT INVESTMENTS			0.00
TOTAL			0

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.

CREDITS BREAK DOWN
(THOUSANDS OF MEXICAN PESOS)

CONSOLIDATED

			Denominated in Pesos (Thousands of Pesos)						Denominated in Foreign Currency (Thousands of Pesos)
Credit Type / Institution	Amortization Date	Rate of Interest	Time Interval						Time Interval
			Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years or More	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years or More

BANKS
			0	0	0	0	0	0	0	0	0	0	0	0

			0	0	0	0	0	0	0	0	0	0	0	0

TOTAL BANKS			0	0	0	0	0	0	0	0	0	0	0	0

LISTED IN THE STOCK EXCHANGE

UNSECURED DEBT

Medium Term Notes	15/12/1998	9.33	0	0	0	0	0	0	3,764	0	0	0	0	0

TOTAL STOCK EXCHANGE			0	0	0	0	0	0	3,764	0	0	0	0	0

SUPPLIERS

Various			645,595	0	0	0	0	0	1,657,531	0	0	0	0	0

TOTAL SUPPLIERS			645,595	0	0	0	0	0	1,657,531	0	0	0	0	0

OTHER LOANS WITH COST		0.25							774,315

TOTAL			0	0	0	0	0	0	0	0	0	0	0	0

OTHER CURRENT LIABILITIES WITHOUT COST
Various	610,247	0	0	0	0	0	418,499	0	0	0	0	0
TOTAL	610,247	0	0	0	0	0	418,499	0	0	0	0	0

TOTAL	1,255,842	0	0	0	0	0	2,854,109	0	0	0	0	0

NOTES: The exchange rate of the peso to the U.S. Dollar at March 31, 2010 was Ps. 12.464

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.

MONETARY FOREIGN CURRENCY POSITION
(Thousands of Mexican Pesos)

CONSOLIDATED

	DOLLARS		OTHER CURRENCIES		TOTAL
FOREIGN CURRENCY POSITION	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS

TOTAL ASSETS	362,884	4,522,977	1	13	4,522,990

LIABILITIES POSITION	229,570	2,861,381	192	2,399	2,863,780
SHORT TERM LIABILITIES POSITION	229,570	2,861,381	192	2,399	2,863,780
LONG TERM LIABILITIES POSITION	0	0	0	0	0

NET BALANCE	133,314	1,661,596	(191)	(2,386)	1,659,210

NOTES

THE EXCHANGE RATE OF THE PESO TO THE U.S. DOLLAR AT MARCH 31, 20109 WAS PS. 12.4640

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.

DEBT INSTRUMENTS

CONSOLIDATED

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

MEDIUM TERM NOTES

A)	Current assets to current liabilities must be 1.0 times or more.

B)	Total liabilities to total assets do not be more than 0.60.

C)	Operating income plus items added to income which do not require using cash must be 2.0 times or more.

This notes was offered in the international market.

ACTUAL SITUATION OF FINANCIAL LIMITED

MEDIUM TERM NOTES

A)	Accomplished the actual situation is 3.10 times.

B)	Accomplished the actual situation is 0.26

C)	Accomplished the actual situation is 89.66

As of March 31, 2010, the remaining balance of the MTNs not exchanged amounts to Ps. 3,764 ($302,000 dollars).

C.P. Adolfo Luna Luna Chief Financial Officer

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
GUADALAJARA MINI MILL	PRODUCTION AND SALES OF STEEL PRODUCTS	480	77.11
MEXICALI MINI MILL	PRODUCTION AND SALES OF STEEL PRODUCTS	250	82.14
APIZACO AND CHOLULA PLANTS	PRODUCTION AND SALES OF STEEL PRODUCTS	460	72.07
CANTON CASTER FACILITY	PRODUCTION OF BILLET	1,380	70.30
LORAIN CASTER FACILITY	PRODUCTION OF BILLET	1,150	0.00
LORAIN HOT-ROLLING MILL	PRODUCTION AND SALES OF STEEL PRODUCTS	840	40.30
LACKAWANNA HOT-ROLLING MILL	PRODUCTION AND SALES OF STEEL PRODUCTS	600	73.90
MASSILLON COLD-FINISH FACILITY	PRODUCTION AND SALES OF STEEL PRODUCTS	125	55.70
GARY COLD-FINISH FACILITY	PRODUCTION AND SALES OF STEEL PRODUCTS	70	37.50
ONTARIO COLD-FINISH FACILITY	PRODUCTION AND SALES OF STEEL PRODUCTS	60	67.50
SAN LUIS POTOSI COLD-FINISH FACILITY	PRODUCTION AND SALES OF STEEL PRODUCTS	600	91.57

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.

MAIN RAW MATERIALS

CONSOLIDATED

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOMESTIC SUBSTITUTION	COST PRODUCTION (%)
PLANTS IN USA		SCRAP	VARIOUS	NO	40.80
SCRAP	VARIOUS	PLANTS IN MEXICO			54.98
FERROALLOYS	VARIOUS	PLANTS IN MEXICO		YES	6.30
PLANTS IN USA		FERROALLOYS	VARIOUS	NO	5.90
ELECTRODES	VARIOUS	PLANTS IN MEXICO	VARIOUS	YES	2.37
PLANTS IN USA		ELECTRODES	VARIOUS	NO	2.60

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.

SELLS DISTRIBUTION BY PRODUCT

CONSOLIDATED

DOMESTIC SALES

MAIN PRODUCTS	NET SALES		MAIN DESTINATION
	VOLUME	AMOUNT	TRADEMARKS	CUSTOMERS
COMMERCIAL PROFILES	257	2,272,595
SPECIAL PROFILES	79	740,217

T O T A L		3,012,812

FOREIGN SALES		3,380,182
TOTAL		6,392,994

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.

SELLS DISTRIBUTION BY PRODUCT

CONSOLIDATED

FOREIGN SALES

MAIN PRODUCTS	NET SELLS		MAIN
	VOLUME	AMOUNT	TRADEMARKS	CUSTOMERS
EXPORTS
COMMERCIAL PROFILES	27	215,282
SPECIAL PROFILES	18	188,283

FOREIGN SUBSIDIARIES
SPECIAL PROFILES	223	2,976,617

T O T A L		3,380,182

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.

CONSTRUCTION IN PROGRESS

CONSOLIDATED

THE PROJECTS IN PROGRESS AT MARCH 31, 2010, ARE:

PROJECTS IN PROGRESS	TOTAL INVESTMENT

PROJECTS IN REPUBLIC	259,158
PROJECTS IN MEXICALI	5,381
PROJECTS IN TLAXCALA	21,850
PROJECTS IN GUADALAJARA	84,203
PROJECTS IN SAN LUIS POTOSI	20,234

TOTAL INVESTMENT AT
MARCH 31, 2010	390,826

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.

TRANSACTIONS IN FOREIGN CURRENCY AND CONVERSION OF FINANCIAL STATEMENTS OF FOREIGN OPERATIONS INFORMATION RELATED TO BULLETIN B-15

CONSOLIDATED

Foreign currency transactions and exchange differences – Transactions in foreign currencies are recorded at the exchange rates prevailing at the celebration and liquidation dates. The assets and liabilities in foreign currencies are translated at the exchange rates prevailing at the date of the consolidated balance sheet. The exchange gains or losses incurred in connection with those assets or liabilities are included in the Statement of income, as part of the comprehensive financing cost. Note 3 presents the consolidated position in foreign currencies at the end of each year and the exchange rates used in the translation.

The functional and reporting currency of the Company is the Mexican peso. The financial statements of foreign subsidiaries were translated to Mexican pesos in accordance with the New Mexican Financial Reporting Standard MFRS B-15 “Conversion of foreign currencies” that came into effect on January 1, 2008. Under this Standard, the first step to convert financial information from operations abroad is the determination of the functional currency. The functional currency is the currency of the primary economic environment of the foreign operation or, if different, the currency that mainly impacts its cash flows. The new rule incorporates the concepts of recording currency that is the currency in which the entity maintains its accounting records, whether for legal or information purposes and the reporting currency, which is the currency chosen by the Company to report its financial information.

The U.S. dollar was considered as the functional currency of the subsidiary SimRep, therefore the financial statements of this subsidiary were translated into Mexican pesos by applying: i) the exchange rates at the balance sheet date to all assets and liabilities and (ii) the historical exchange rate at stockholders’ equity accounts and revenues, costs and expenses. The difference resulting from the translation or consolidation processes or from applying the equity method, is recognized as a cumulative translation adjustment as part of Translation effect in foreign subsidiaries in Stockholders’ equity.

The Mexican Peso was considered the functional currency of the subsidiary Pacific Steel and the U.S. dollar as its recording currency; therefore the financial statements were translated to Mexican pesos as follows: i) monetary assets and liabilities by applying the exchange rates at the balance sheet date; ii) non-monetary assets and liabilities, as well as stockholders’ equity accounts, at the historical exchange rate; and iii) revenues, costs and expenses at the historical exchange rate. Translation differences were carried directly to the income statement under the caption Foreign exchange loss, net.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK
CHARACTERISTICS OF THE SHARES

CONSOLIDATED

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
B			90,850,050	406,859,164	0	497,709,214	441,786	1,978,444
TOTAL			90,850,050	406,859,164	0	497,709,214	441,786	1,978,444

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION: 497,709,214

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC	QUARTER: 1 YEAR: 2010
GRUPO SIMEC, S.A.B. DE C.V.

CONSOLIDATED

DECLARATION OF THE COMPANY OFFICIALS RESPONSIBLE FOR THE INFORMATION CONTAINED IN THIS REPORT.

LUIS GARCIA LIMON AND ADOLFO LUNA LUNA CERTIFY THAT BASED ON OUR KNOWLEDGE, THIS REPORT DOES NOT CONTAIN ANY UNTRUE STATEMENT OF A MATERIAL FACT OR OMIT TO STATE A MATERIAL FACT NECESSARY TO MAKE THE STATEMENTS MADE HEREIN, IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH SUCH STATEMENTS WERE MADE, NOT MISLEADING WITH RESPECT TO THE PERIOD COVERED BY THIS FIRST QUARTER REPORT.

ING LUIS GARCIA LIMON	C.P. ADOLFO LUNA LUNA
CHIEF EXECUTIVE OFFICER	CHIEF FINANCIAL OFFICER

GUADALAJARA, JAL, AT APRIL 27 OF 2010.